Exhibit 99.(a)(1)(b)

Dear Participant:

Annually the Compensation Committee reviews our compensation programs, including the design and effectiveness of our equity compensation plans.

As a result of this review, the Company has decided to offer you the opportunity to trade your “underwater”, vested stock options for a smaller number of New Shares of Sypris stock and/or New Options (with a new exercise price at the current market price, exercisable for the next four years).  The numbers of New Shares or New Options offered in this exchange have been calculated to be cost neutral to the Company.

This is only to be provided in a manner that is cost neutral to the Company.

Your choices are:
o	Maintain your current stock option position;
o	Trade eligible grants of fully vested stock options for New Shares of common stock; or
o	Trade these eligible grants for New Options exercisable for $4.31 per share.

As a result of the “cost neutral” requirement, the number of New Shares of common stock or New Options you are eligible to receive as part of the exchange offer will be less than the number of shares you are currently granted.  Each vested grant will need to be addressed independently because the calculated “Fair Value” of each grant is different.

The major contributors to grant value are:
o	Number of shares in the grant
o	Strike price of the shares
o	Time remaining till the grant expires

Attached you will find an Offer to Exchange, which provides a detailed explanation of the 2008 Stock Option Exchange Program, a new Award Agreement, an election form which provides a summary of your equity grants, an interactive spreadsheet which allows for the calculation of the number of shares of common stock or options they would convert to should you decide to participate in the Exchange Program and the value of these grants at various stock prices.  You will need to complete and return the election form to provide notice of your decision.

As a general rule electing to tender your options for New Shares of common stock is the most conservative choice, requiring you to trade a large number of stock options for a smaller number of shares of common stock, but these shares would immediately have a value equal to the current trading price of those shares.  Maintaining your current options at their current price is generally the most aggressive choice - you would reap larger pre-tax gains should the stock price increase significantly, but if the price does not increase your gain may be minimal or even zero.  Electing to exchange your current options for new options is generally a choice that has a risk/reward profile that falls somewhere between the other two choices.

The exchange offer is in effect starting March 31, 2008 and ending May 1, 2008.  Any selection you make prior to May 1st can be changed, but after May 1st all elections become final.  If you wish to withdraw your election to participate you may due so until 5:00 p.m. ET on May 12, 2008.

We have scheduled a teleconference for April 7, 2008 at 2:00 p.m. ET to review the offer materials and to answer any questions that have broad applicability.  Questions that pertain to your personal tax consequences should be directed to your tax advisor.